FORM 12b-25
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

[X]       Form 10-K
          For the fiscal year ended October 30, 1998
          Commission File Number 1-6797
          Part I - Registrant Information

                             TEXFI INDUSTRIES, INC.
               (Exact name of registrant as specified in charter)

          Delaware                                       56-0795032
(State or other jurisdiction of                      (I.R.S. Employer
incorporation or organization)                       Identification No.)

1430 Broadway-13th Floor, New York, New York                 10018
  (Address of principal executive offices)               (ZIP Code)
Registrant's telephone number, including area code      212-930-7200

Securities registered pursuant to Section 12(b) of the Act:
                                                  NAME OF EACH EXCHANGE ON
       TITLE OF EACH CLASS                             WHICH REGISTERED
Common Stock, par value $1.00 per share          New York Stock Exchange, Inc.
8-3/4% Senior Subordinated Debentures
due August 1, 1999                               New York Stock Exchange, Inc.

                       Part II - Rules 12b-25 (b) and (c)

The subject annual report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

                              Part III - Narrative

Registrant engaged new counsel in the course of its preparation of subject report. The coordination of such new counsel's advice with that of Registrant's independent auditors with respect to subject report has delayed Registrant in the preparation of such report, which delay could not have been avoided without unreasonable effort and expense.

                           Part IV - Other Information

Name and telephone number of person to contact in regard to this notification:

Robert P. Ambrosini, Chief Financial Officer and Executive Vice President 212-930-7200

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Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant anticipates any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report. Yes [ ] No [X]

                             TEXFI INDUSTRIES, INC.
               (Exact name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

s/ Robert P. Ambrosini     Chief Financial Officer and          January 28, 1998
----------------------     Executive Vice President
   Robert P. Ambrosini     (Principal Accounting Officer)